

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 23, 2018

<u>Via E-mail</u>
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 E Gray Rd., Suite 103
Scottsdale, AZ 85260

>   **Re: Northsight Capital, Inc.**
>   **Amendment No. 5 to**
>   **Registration Statement on Form S-1**
>   **Filed October 12, 2018**
>   **File No. 333-216863**

Dear Mr. Venners:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2018 letter.

<u>Selling Security Holders, page 20</u>

1.   We note that you have increased the number for shares being registered by 2,676,400. Please clarify the circumstances under which these shares were issued to Chris Kohler. Also, clarify if this is the same Chris Kohler who acts as your controller. See Item 507 of Regulation S-K.

<u>Unaudited Pro Forma Combined Financial Statements, page F-41</u>

2.   The balance sheet effects of your merger with Crush Mobile are already reflected in your June 30, 2018 historical balance sheet on page F-2. Please remove the pro forma balance sheet as of December 31, 2017, along with the related balance sheet footnote adjustment

disclosures. Also, remove the pro forma statement of operations for the year ended December 31, 2016. Refer to Rule 11-02(c)(1) and (2) of Regulation S-X.

3.	Please revise your pro forma statement of operations for the year ended December 31, 2017 to include all necessary pro forma adjustments, such as the amortization of trademarks, software and intellectual property and customer lists disclosed on page F-7. Refer to Instruction 2 to Rule 11-02(b) of Regulation S-X.

You may contact Joanna Lam at (202) 551-3476 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc:	John G. Nossiff, Esq.
	The Nossiff Law Firm, LLP